MDS Provides Update on Timing of Diagnostics Transaction Closing

Toronto, Canada, February 19, 2007 - MDS Inc. (TSX:MDS; NYSE: MDZ), a global life sciences company, provided an update today on the closing of the sale of its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. MDS and Borealis Infrastructure Management Inc. have agreed on a scheduled closing of the transaction on February 23, 2007.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:

Investors:
Kim Lee
Manager, Investor Relations
MDS Inc.
416.675.6777 x 32606
kim.lee@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com